SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                             John Wiley & Sons, Inc.
                                 (Name of Issuer)

                 Class A Common Stock, Par Value $1.00 Per Share
                          (Title of Class of Securities)

                                    968223206
                                  (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                 (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 5,802,383 shares, which constitutes approximately 11.6% of the 49,821,372 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 49,818,393 shares outstanding.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /
3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 2,751,464 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,751,464 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     2,751,464

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 5.5%

14.  Type of Reporting Person: 00 - Trust
----------
(1)  Power is exercised through its sole trustee, Perry R. Bass.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /
3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 2,751,464
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,751,464
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     2,751,464

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 5.5%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     TF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: 00-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 11,094 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 11,094 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     11,174 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11):<0.1% (3)

14.  Type of Reporting Person: PN
----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.
(2) Assumes the conversion of 80 shares of the Issuer's Class B Common Stock held by TF Investors, L.P. into 80 shares of the Stock.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 49,818,473 shares of the Stock outstanding.

1.   Name of Reporting Person:

     FW Trinity Limited Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: 00-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 141,927 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 141,927 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     142,950 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 0.3% (3)

14.  Type of Reporting Person: PN
----------
(1)  Power is exercised through its sole general partner, TF-FW Investors, Inc.
(2) Assumes the conversion of 1,023 shares of the Issuer's Class B Common Stock held by FW Trinity Limited Investors, L.P. into 1,023 shares of the Stock.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 49,819,416 shares of the Stock outstanding.

1.   Name of Reporting Person:

     National Bancorp of Alaska, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 38,255 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 38,255 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     38,531 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11):<0.1% (3)

14.  Type of Reporting Person: CO
----------
(1)  Power is exercised through its President, Richard Strutz.
(2) Assumes the conversion of 276 shares of the Issuer's Class B Common Stock held by National Bankcorp of Alaska, Inc. into 276 shares of the Stock.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 49,818,669 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Barbnet Investment Co.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Working Capital

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 36,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 36,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     36,400

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President and sole Director,      William P.
Hallman, Jr.

1.   Name of Reporting Person:

     William P. Hallman, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /
3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 71,494 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: 141,927 (3)
Owned By
Each
Reporting      9.   Sole Dispositive Power:  71,494 (1)(2)
Person
With
               10.  Shared Dispositive Power: 141,927 (3)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     216,124 (1)(2)(3)(4)(5)(6)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 0.4% (7)

14.  Type of Reporting Person: IN
----------
(1) Solely in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., with respect to 11,094 shares of the Stock.
(2) Solely in his capacity as President and sole Director of Barbnet Investment Co., with respect to 36,400 shares of the Stock.
(3) Solely in his capacity as President and one of two stockholders of TF-FW Investors, Inc., which is the sole general partner of FW Trinity Limited Investors, L.P., with respect to 141,927 shares of the Stock.
(4) Assumes the conversion of 1,600 shares of the Issuer's Class B Common Stock held by Mr. Hallman into 1,600 shares of the Stock.
(5) Assumes the conversion of 80 shares of the Issuer's Class B Common Stock held by TF Investors, L.P. into 80 shares of the Stock.
(6) Assumes the conversion of 1,023 shares of the Issuer's Class B Common Stock held by FW Trinity Limited Investors, L.P. into 1,023 shares of the Stock.
(7) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 49,821,096 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Peter Sterling

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /
3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 32,000
Number of
Shares
Beneficially   8.   Shared Voting Power: 141,927 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 32,000
Person
With
               10.  Shared Dispositive Power: 141,927 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     174,950 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 0.4% (3)

14.  Type of Reporting Person: IN

---------------
 (1) Solely in his capacity as one of two stockholders of TF-FW Investors, Inc., which is the sole general partner of FW Trinity Limited Investors, L.P., with respect to 141,927 shares of the Stock.
 (2) Assumes the conversion of 1,023 shares of the Issuer's Class B Common Stock held by FW Trinity Limited Investors, L.P. into 1,023 shares of the Stock.
 (3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 49,819,416 shares of the Stock outstanding.

1.   Name of Reporting Person:

     John L. Marion, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 8,800
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 8,800
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     8,800

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Thomas W. Briggs

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 4,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 4,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     4,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: IN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 1, 1993, as amended by Amendment No. 1 dated December 16, 1993, Amendment No. 2 dated February 17, 1994, Amendment No. 3 dated February 28, 1994, Amendment No. 4 dated March 7, 1994, Amendment No. 5 dated March 29, 1994, Amendment No. 6 dated April 5, 1994, Amendment No. 7 dated April 20, 1994, Amendment No. 8 dated July 11, 1994, Amendment No. 9 dated December 5, 1994, Amendment No. 10 dated March
22, 1999, Amendment No. 11 dated July 29, 1999 and Amendment No. 12 dated October 8, 1999 ("Schedule 13D"), relating to the Class A Common Stock, par value $1.00 per share (the "Stock"), of John Wiley & Sons, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.   IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

     (a)

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13d Statement on behalf of The Bass Management Trust ("BMT"), Lee M. Bass ("LMB"), TF Investors, L.P. ("TF Investors"), FW Trinity Limited Investors, L.P. ("FW Trinity"), National Bancorp of Alaska, Inc. ("Alaska") Barbnet Investment Co. ("Barbnet"), William P. Hallman, Jr. ("Hallman"), Peter Sterling ("Sterling"), John L. Marion, Jr. ("Marion"), Thomas W. Briggs ("Briggs") (collectively, the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Perry R. Bass ("PRB"), Nancy L. Bass ("NLB"), Trinity Capital Management, Inc. ("TCM"), TF-FW Investors, Inc. ("TF-FW"), and Richard Strutz ("Strutz"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The
Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

     (b)-(c)

     BMT

     BMT is a revocable grantor trust established pursuant to the Texas Trust Act. The principal business address of BMT, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PRB, one of the Trustors and the sole Trustee of BMT, and NLB, the other Trustor of BMT, is set forth below.

     PRB

     PRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Perry R. Bass, Inc. ("PRB, Inc.").

     PRB, Inc. is a Texas corporation, the principal businesses of which are ranching and the exploration for and production of hydrocarbons. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     NLB

     NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed. NLB is the other Trustor of BMT.

     LMB

     LMB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Lee M. Bass, Inc. ("LMB, Inc.").

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through Bass Enterprises Production Co. [BEPCO]), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     TF Investors

     TF Investors is a Delaware limited partnership, the principal business of which is investment in securities. The principal business address of TF Investors, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TCM, the sole general partner of TF Investors, is set forth below.

     TCM

     TCM is a Delaware corporation, the principal business of which is serving as the sole general partner of TF Investors. The principal business address of TCM, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TCM are as follows:

                      RESIDENCE OR           PRINCIPAL OCCUPATION
     NAME            BUSINESS ADDRESS           OR EMPLOYMENT

William P. Hallman,  201 Main Street         Director and Share-
Jr.                  Suite 2500               holder of Kelly,
                     Fort Worth, Texas        Hart and Hallman,
                     76102                    P.C. ("KHH")

W. R. Cotham         201 Main Street         Vice President/
                     Suite 2600               Controller of
                     Fort Worth, Texas        BEPCO
                     76102


      KHH is a law firm whose business address is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     Hallman

See answers above.

     FW Trinity

     FW Trinity is a Texas limited partnership, the principal business of which is investment in securities. The principal business address of FW Trinity, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TF-FW, the sole general partner of FW Trinity, is set forth below.

     TF-FW

     TF-FW is a Texas corporation, the principal business of which is serving as the sole general partner of FW Trinity. The principal business address of TF-FW, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TF-FW are as follows:

                       RESIDENCE OR          PRINCIPAL OCCUPATION
     NAME            BUSINESS ADDRESS           OR EMPLOYMENT

William P. Hallman,  See answers above.      See answers above.
 Jr.

W. R. Cotham         See answers above.      See answers above.

     Sterling

     Sterling's principal occupation or employment is serving as the Chief Financial Officer of Sid R. Bass, Inc. ("SRB, Inc.") and LMB, Inc. Sterling's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     SRB, Inc. is a Texas corporation. SRB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     LMB, Inc.

     See answers above.

     Alaska

      Alaska is a Delaware corporation, the principal business of which is general banking. The principal business address of Alaska, which also serves as its principal office, is 301 West Northern Lights Boulevard, Anchorage, Alaska 99503.

     Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Alaska are as follows:

                       RESIDENCE OR          PRINCIPAL OCCUPATION
     NAME            BUSINESS ADDRESS           OR EMPLOYMENT
Donald B. Abel, Jr.  301 West Northern       President of Don Abel
(Director)            Lights Boulevard        Building Supplies, Inc.
                     Anchorage, Alaska        (retail building supplies)
                     99503

Gary M. Baugh        301 West Northern       President of Baugh Construc-
(Director)            Lights Boulevard        tion and Engineering Company
                     Anchorage, Alaska        (construction)
                     99503

Carl F. Brady, Jr.   301 West Northern       Chairman and CEO, Brady & Co.
(Director)            Lights Boulevard        (insurance brokerage)
                     Anchorage, Alaska
                     99503

Alec W. Brindle      301 West Northern       President of Wards Cove
(Director)            Lights Boulevard        Packing Company, Inc.
                     Anchorage, Alaska        (salmon cannery)
                     99503

James O. Campbell    301 West Northern       Campbell & Campbell since
(Director)            Lights Boulevard        1997 (apartment rentals);
                     Anchorage, Alaska        from 1994 to 1997 Commissioner
                     99503                    of Arctic Research Commission
                                              (national research needs and
                                              objectives in the Arctic)

Jeffry J. Cook       301 West Northern        V.P., External Affairs &
(Director)            Lights Boulevard         Administration, Williams
                     Anchorage, Alaska         Alaska Petroleum, Inc.
                     99503

Patrick S. Cowan     301 West Northern       Owner, Birch Ridge Golf
(Director)            Lights Boulevard        Course (golf)
                     Anchorage, Alaska
                     99503

Gary Dalton          301 West Northern       Executive Vice President/
                      Lights Boulevard        Controller of Alaska
                     Anchorage, Alaska
                     99503

Sharon D. Gagnon     301 West Northern       Civic Leader
(Director)            Lights Boulevard
                     Anchorage, Alaska
                     99503

Roy Huhndorf         301 West Northern       Management Consultant since
(Director)            Lights Boulevard        1998; Chairman of the Board of
                     Anchorage, Alaska        Cook Inlet Region, Inc. from
                     99503                    1996 to 1998 (Alaska
                                              Native Regional Corporation);
                                              Chairman of Alaska Native
                                              Heritage Center from 1999 to
                                              present

James H. Jansen      301 West Northern       President & CEO of Lynden
(Director)            Lights Boulevard        Incorporated (trucking and
                     Anchorage, Alaska        transportation)
                     99503

Donald L. Mellish    301 West Northern       Chairman of the Executive
(Director)            Lights Boulevard        Committee of National Bank
                     Anchorage, Alaska        of Alaska
                     99503

Emil R. Notti        301 West Northern       Consultant with Alaska
(Director)            Lights Boulevard        Native Foundation
                     Anchorage, Alaska
                     99503

Howard R. Nugent     301 West Northern       President of Howdie
(Director)            Lights Boulevard        Homes Inc. (residential
                     Anchorage, Alaska        and commercial construction)
                     99503

Tennys B. Owens      301 West Northern       President of Artique Lt.
(Director)            Lights Boulevard        Gallery (art retail sales,
                     Anchorage, Alaska        marketing and publishing)
                     99503

Eugene A. Parrish,   301 West Northern       Vice President of Holland
 Jr.                  Lights Boulevard        America Cruise Lines since
(Director)           Anchorage, Alaska        1996 (travel); President
                     99503                    of Westmark Hotels, Inc.
                                              (hotel & restaurant manage-
                                               ment)

J. Michael Pate      301 West Northern       President of National Bank of
(Director)            Lights Boulevard        Alaska Insurance Services, LLC
                     Anchorage, Alaska        (insurance)
                     99503

Martin R. Pihl       301 West Northern       Retired since 1995; Acting
(Director)            Lights Boulevard        Executive Director, Alaska
                     Anchorage, Alaska        Permanent Fund Corp. from
                     99503                    1994 to 1995 (investments)

Edward F. Randolph   301 West Northern       President of Edward F.
(Director)            Lights Boulevard        Randolph Ins. Agency, Inc.
                     Anchorage, Alaska        (insurance)
                     99503

Edward B. Rasmuson   301 West Northern       Chairman of the Board of
(Director)            Lights Boulevard        Alaska and of the National
                     Anchorage, Alaska        Bank of Alaska
                     99503

Major General John   301 West Northern       Consulting, Arctic Slope
 Schaeffer (Ret.)     Lights Boulevard        Regional Corporation
(Director)           Anchorage, Alaska        (Alaska Native Regional
                     99503                     Corporation)

Michael K. Snowden   301 West Northern       President of Service
(Director)            Lights Boulevard        Transfer Inc. (fuel
                     Anchorage, Alaska        distribution and
                     99503                    transport services)

Richard Strutz       301 West Northern       President of Alaska and
(Director)            Lights Boulevard        of National Bank of
                     Anchorage, Alaska        Alaska
                     99503

George S. Suddock    301 West Northern       Chairman of Alaska
(Director)            Lights Boulevard        National Corporation
                     Anchorage, Alaska        (insurance)
                     99503

Richard A. Wien      301 West Northern       Chairman & CEO of
(Director)            Lights Boulevard        Floorcraft (floor
                     Anchorage, Alaska        coverings)
                     99503

Sharon Wikan         301 West Northern       Secretary - Treasurer of
(Director)            Lights Boulevard        Hammer & Wikan since 1995
                     Anchorage, Alaska        (retail grocery and general
                     99503                    merchandise); Secretary -
                                              Treasurer of Rock-N-Road
                                              Const. from 1991 to 1995
                                              (road construction)
     Strutz

     See answers above.

     Marion

     Marion's  principal occupation or employment is serving as an executive  of
McVeigh  &  Co.,  L.P.   Marion's business address is 115  East  Putnam  Avenue,
Greenwich, Connecticut 06830.

     Briggs

     Briggs' principal occupation or employment is serving as a director of KHH. Briggs' business address is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 hereby is amended in its entirety to read as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

BMT                  Trust Funds(1)         $12,742,981.36

LMB                  Personal Funds(2)      $12,742,981.36

TF Investors         Other (3)              $   164,308.51

FW Trinity           Other (3)              $ 2,102,016.88

Alaska               Working Capital(4)     $   566,580.12

Barbnet              Working Capital(4)     $   268,677.50

Hallman              Personal Funds(2)      $   138,000.00

Sterling             Personal Funds(2)      $   173,000.00

Marion               Personal Funds(2)      $    47,575.00

Briggs               Personal Funds(2)      $    21,625.00

     (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (2) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (3) Contributions from partners.

     (4) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.  PURPOSE OF TRANSACTION.

         By reason of the dissolution of Trinity I Fund, L.P. and its associated entities, and the consequent distribution in kind of the securities held thereby to the applicable equity owners, the previously existing filing group is being, and is hereby, dissolved. Accordingly, Item 4 is hereby amended and restated in its entirety as follows:

          The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional Stock in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the Stock on the open market or in private transactions.

          Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended in its entirety to read as follows:

     (a)

Reporting Persons

     BMT

     The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,751,464, which constitutes approximately 5.5% of the outstanding shares of the Stock.

     LMB

     The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,751,464, which constitutes approximately 5.5% of the outstanding shares of the Stock.

        TF Investors

     The aggregate number of shares of the Stock that TF Investors owns beneficially, pursuant to Rule 13d-3 of the Act, is 11,174, which constitutes less than 0.1% of the 49,818,473 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

        FW Trinity

     The aggregate number of shares of the Stock that FW Trinity owns beneficially, pursuant to Rule 13d-3 of the Act, is 142,950, which constitutes approximately 0.3% of the 49,819,416 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

        Alaska

     The aggregate number of shares of the Stock that Alaska owns beneficially, pursuant to Rule 13d-3 of the Act, is 38,531, which constitutes less than 0.1% of the 49,818,669 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

        Barbnet

     The aggregate number of shares of the Stock that Barbnet owns beneficially, pursuant to Rule 13d-3 of the Act, is 36,400, which constitutes less than 0.1% of the outstanding shares of the Stock.

        Hallman

     Because of his position as (i) the President and sole stockholder of TCM, which is the sole general partner of TF Investors, (ii) President and stockholder of TF-FW, which is the sole general partner of FW Trinity, (iii) President and sole director of Barbnet, and because of his individual ownership of shares of the Stock Hallman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 216,124 shares of the Stock in the aggregate, which constitutes approximately 0.4% of the 49,821,096 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

        Sterling

      Because of his position as a stockholder of TF-FW, which is the sole general partner of FW Trinity, and because of his individual ownership of shares of the Stock Sterling may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 174,950 shares of the Stock in the aggregate, which constitutes approximately 0.4% of the 49,819,416 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

        Marion

     The aggregate number of shares of the Stock that Marion owns beneficially, pursuant to Rule 13d-3 of the Act, is 8,800, which constitutes less than 0.1% of the outstanding shares of the Stock.

        Briggs

      The aggregate number of shares of the Stock that Briggs owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

Controlling Persons

        PRB

     Because of his positions as Trustee and as a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,751,464 shares of the Stock, which constitutes approximately 5.5% of the outstanding shares of the Stock.

        NLB

     Because of her position as a Trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,751,464 shares of the Stock, which constitutes approximately 5.5% of the outstanding shares of the Stock.

        TCM

     Because of its position as the sole general partner of TF Investors, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 11,174 shares of the Stock, which constitutes less than 0.1% of the 49,818,473 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.


        TF-FW

     Because of its position as the sole general partner of FW Trinity, TF-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 142,950 shares of the Stock, which constitutes approximately 0.3% of the 49,819,416 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

        Strutz

     Because of his position as President of Alaska, Strutz may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 38,531 shares of the Stock, which constitutes less than 0.1% of the 49,818,669 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     To the best of the knowledge of each of the Reporting Persons, other than is set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

Reporting Persons

        BMT

     Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,751,464 shares of the Stock.

        LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,751,464 shares of the Stock.

        TF Investors

        Acting through its sole general partner, TF Investors has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,094 shares of the Stock.

        FW Trinity

         Acting through its sole general partner, FW Trinity has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 141,927 shares of the Stock.

        Alaska

         Acting through its President, Alaska has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 38,255 shares of the Stock.

        Barbnet

     Acting through its President and sole Director, Barbnet has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,400 shares of the Stock.

        Hallman

        Acting in his individual capacity Hallman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 24,000 shares of the Stock. In addition, in his capacity as President and sole stockholder of TCM, which is the sole general partner of TF Investors, Hallman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,094 shares of the Stock. Also, in his capacity as the President and a stockholder of TF-FW, which is the sole general partner of FW Trinity, Hallman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 141,927 shares of the Stock. In addition, in his capacity as President and sole director of Barbnet, Hallman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,400 shares of the Stock.

        Sterling

        Acting in his individual capacity, Sterling has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,000 shares of the Stock. In addition, in his capacity as a stockholder of TF-FW, which is the sole general partner of FW Trinity, Sterling has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 141,927 shares of the Stock.

        Marion

     Marion has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,800 shares of the Stock.

        Briggs

     Briggs has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,000 shares of the Stock.

Controlling Persons

        PRB

     In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,751,464 shares of the Stock.

        NLB

     NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

        TCM

        As the sole general partner of TF Investors, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,094 shares of the Stock.

        TF-FW

        As the sole general partner of FW Trinity, TF-FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 141,927 shares of the Stock.

        Strutz

         In his capacity as President of Alaska, Strutz has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 38,255 shares of the Stock.

     (c)  See Item 4.

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock in the past 60 days.

     (d) - (e)  No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

     Exhibit 99.1 --   Agreement  pursuant to Rule 13d-1(k)(1) (iii), previously
                       filed.

     Exhibit 99.2 --    Letter  to the President and Chief Executive Officer  of
                        the Issuer, previously filed.

     Exhibit 99.3 --    Letter  to the President and Chief Executive Officer  of
                        the Issuer, previously filed.

     Exhibit 99.4 --    Press Release issued by the Issuer, previously filed.

     Exhibit 99.5 --    Power of Attorney of A. A. Butler, previously filed.

     Exhibit 99.6 --    Power of Attorney of John Pound, previously filed.

     Exhibit 99.7 --   Agreement   pursuant   to   Rule   13d-1(k)(1)     (iii),
                       previously filed.

                       Exhibit  99.8  --      Agreement and  Power  of  Attorney
                       pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     DATED: December 3, 1999


                                     TF INVESTORS, L.P.,
                                     a Delaware limited partnership

                                     By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                           a Delaware corporation,
                                           General Partner



                                     By: /s/ W.R. Cotham
                                         W.R. Cotham, Vice President



                                     FW TRINITY LIMITED INVESTORS, L.P.,
                                     a Texas limited partnership

                                     By:   TF-FW Investors, Inc.,
                                           a Texas corporation,
                                           General Partner



                                     By: /s/ W. R. Cotham
                                         W. R. Cotham, Vice President



                                     NATIONAL BANCORP OF ALASKA, INC.



                                     By: /s/ Richard Strutz
                                         Richard Strutz, President






                                     /s/ W. R. Cotham
                                     W. R. Cotham,
                                     Attorney-in-Fact for:

                                     THE BASS MANAGEMENT TRUST (1)
                                     LEE M. BASS (2)
                                     WILLIAM P. HALLMAN, JR.(3)
                                     PETER STERLING (4)
                                     JOHN L. MARION, JR. (5)
                                     THOMAS W. BRIGGS (6)



                                     BARBNET INVESTMENT CO.,
                                     a Texas corporation


                                     By:  /s/ W. R. Cotham
                                          W. R. Cotham,
                                          Vice President



(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of William P. Hallman, Jr. previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of Peter Sterling previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of John L. Marion, Jr. previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of Thomas W. Briggs previously has been filed with the Securities and Exchange Commission.

                                  EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

    Exhibit 99.1 --   Agreement   pursuant   to   Rule   13d-1(k)(1)(iii),
                      previously filed.

    Exhibit 99.2 --   Letter  to the President and Chief Executive Officer
                      of the Issuer, previously filed.

    Exhibit 99.3 --   Letter  to the President and Chief Executive Officer
                      of the Issuer, previously filed.

    Exhibit 99.4 --   Press  Release  issued  by  the  Issuer,  previously
                      filed.

    Exhibit 99.5 --   Power of Attorney of A. A. Butler, previously filed.

    Exhibit 99.6 --   Power of Attorney of John Pound, previously filed.

    Exhibit 99.7 --   Agreement   pursuant  to  Rule  13d-1(k)(1)   (iii),
                      previously filed.

    Exhibit 99.8 --   Agreement and Power of Attorney pursuant to Rule 13d-
                      1(k)(1) (iii), filed herewith.